Bionomics Limited

6 November 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

03037489

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dlw 11/18

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

CHAIRMAN'S ADDRESS
BIONOMICS ANNUAL GENERAL MEETING
6 NOVEMBER 2003

Ladies and Gentlemen,

Once again, on behalf of the Board, I extend a warm welcome to our fellow shareholders and invited guests.

Progress and Share Price

I am pleased to report another year of considerable progress by Bionomics, as confirmed by the scorecard set out on pages 10 and 11 of the Annual Report (and about which CEO Dr Deborah Rathjen will comment further shortly).

Shareholders are entitled to be reassured by this clearly documented account of performance against the corporate and R & D objectives for the year.

This performance continues the trend of significant R & D achievements at Bionomics over the 4 years since ASX

listing in late 1999. These achievements have included the discovery of genes associated with different forms of epilepsy, the discovery of diagnostic and prognostic markers of breast cancer and genes associated with blood vessel growth. Bionomics gene discoveries number over 350 – or approximately 1% of the human genome. Bionomics achievements can be measured by our partnerships for therapeutic and diagnostic product discovery and development; the growth of our patent estate from 2 filings in 1999 to over 34 today; the award of three R&D START grants and one Biotechnology Innovation Fund grant; numerous publications in highly regarded international scientific journals; and the presence of Bionomics offices and research laboratories in the Thebarton Bioscience Precinct here in Adelaide.

In the Board's view our R&D achievements have added substantially to the value of our intellectual property portfolio, at a relatively modest cost.

Whilst we are all entitled to feel varying degrees of disappointment that our share price is not higher, we should keep in mind that Bionomics' shareprice performance has

been generally in line with that of the relevant benchmark indices over the last 2 years or so. Furthermore, against the background of our increasingly valuable intellectual property portfolio, we will continue to focus on progression of our corporate and R&D objectives as the means by which we will increase shareholder value in a real and sustainable way.

The Industry Outlook

Dr Henney will shortly provide comments which put into perspective the risks and challenges, but also the very substantial rewards that can come with drug discovery and development in the biotechnology industry, supported by specific examples. Suffice it to say that despite the significant risks and challenges, the industry continues to deliver innovative new medical treatments and make important scientific breakthroughs, which have led to very significant growth in shareholder value for those that succeed.

Finance

Turning now to matters financial.

Bionomics' successes during 2002-2003 included the award of an R & D START Grant. The grant funds, $2.87 million over 2 years, together with over $1.25 million capital raised from shareholders through the Share Purchase Plan and placement in March and April this year will make a substantial contribution towards the further development of our ionX platform and the discovery of new drugs to treat epilepsy. (I note in passing that both the Share Purchase Plan and to some extent the Placement, gave the opportunity to existing shareholders to avoid dilution in the capital raising).

The Company is continuing to tightly manage its cash reserves. In this regard, the Board is satisfied that the ratio between corporate overheads and administration costs on the one hand, and R & D expenditures on the other hand, is appropriate. Indeed, there was a further improvement in this ratio since my previous report to you.

Financially the Company is in a relatively sound position – cash on hand at 30 June 2003 was $6.1million, which at current cash burn rates will be sufficient funding for

approximately 1 ½ years. We have a self-imposed target of maintaining 2 years' funding. Therefore, we are continually investigating the various sources of additional financing and will access these sources when and if appropriate – provided that the interests of existing shareholders are well served by doing so. These sources include equity raisings, collaborative research arrangements and (provided they fit strategically), corporate merger opportunities.

Bionomics announced in July that agreement had been reached with an affiliate of The Bank of New York for the purchase (provided certain conditions are met) and on-sale through the ASX of up to 6 million Bionomics shares over a 3 year period through a standby equity facility. This financing arrangement, amongst others we may consider, is intended to provide Bionomics with additional capital to rapidly build our drug discovery platforms.

Risk Management

Biotechnology has its rewards – new treatments for patients are evidence of this – but it also has risks – for example, not all prospective treatments get through clinical trials. One of

the risks associated with the business of biotechnology is that a strategic relationship may not yield, for a variety of reasons, the benefits first indicated. Our research collaboration with J & J was productive but it has now concluded. Such setbacks are not uncommon in the biotech industry. We have moved on and look towards securing other commercial arrangements for our angiogenesis technology. In the meantime we continue to monitor and address the risks through the build up of our intellectual property portfolio and the balance of our R & D activities.

Corporate Governance

The Board has taken careful note of the release in March 2003 of the 'Principles of Good Corporate Governance and Best Practice Recommendations' by the ASX Corporate Governance Council. We fully support the thrust and content of this initiative and we take our obligations to comply with these recommendations seriously. Our Audit and Compliance Committee, chaired by Mr Peter Maddern has worked diligently to develop a timetable for implementation of the Recommendations. On 1 December

Bionomics will be making available on our website under a new corporate governance section the following documents:

- The Charter of the Bionomics Audit and Compliance Committee;
- The Bionomics share trading policy for directors, officers of the company and employees
- The Bionomics announcements policy.

Copies of these documents are available for collection at the conclusion of the meeting and we welcome any comments shareholders may have on these documents.

As we are a small company with limited resources to deal with this documentation process Bionomics will be implementing the guidelines over a period of three years and we will report our progress to shareholders on this in our half year and annual reports. Having said this, I hasten to assure shareholders that the procedures and processes for good corporate governance in Bionomics currently exist – it is the documentation / formalization of these processes that will take some time.

People

We recognize the need to align our personnel requirements with our science and business objectives and we actively seek to ensure that the appropriate balance of skills and expertise are available within Bionomics so that our objectives can be achieved. Two new appointments, Dr Mark Varney, Vice President Drug Discovery and Lee Craker, Chief Financial Officer, have recently strengthened the executive team to provide high level expertise in our epilepsy drug discovery program and in corporate development respectively.

In February we were delighted to have Dr Errol DeSouza accept our invitation to join Bionomics' Scientific Advisory Board. Dr DeSouza is an outstanding international biotech executive – respected for his corporate, academic and scientific achievements. Dr DeSouza has held senior management roles within Aventis and its predecessor Hoechst Marion Roussel Pharmaceuticals and was Co-Founder, Executive Vice President of Research and Development and Director of Neurocrine Biosciences, Inc.

His appointment brings an important new perspective and expertise in drug discovery as the Company continues to progress its gene discoveries into drug discovery.

The Outlook

Bionomics is a dynamic company in an industry which has clearly demonstrated the capability of delivering positive outcomes in human health. The Board's view is that our growing understanding of the genes which are responsible for causing disease means that Bionomics is increasingly likely to play a significant role in the discovery of new treatments for serious conditions such as epilepsy and cancer.

We readily acknowledge that the past year has, in various respects, been tough, as is to be expected in a company at this early stage of development. However, we, assure shareholders that we are deeply committed to achieving

these discoveries and that, notwithstanding the risks, we have the people and the science to achieve substantial and sustainable increases in shareholder value as a result of doing so.

Thank you again for being here, and I now invite Deborah Rathjen to present to us……over to you Deborah.

CEO ADDRESS – AGM 2003

INTRODUCTION

Thank you Mr. Chairman,

Ladies and Gentlemen, fellow Shareholders thank you for your attendance here today. It is a privilege for me to stand before you and speak to you of Bionomics progress.... for it has been a year of strong progress as we seek to develop our gene discoveries further.... to see new treatments for epilepsy and cancer discovered as a result of our research....... and new diagnostic products developed to aid the diagnosis of breast cancer and epilepsy. We have continued to attract new partnerships – adding our first diagnostic product partnership.... a partnership focused on the development of gene based tests for different forms of epilepsy and a significant partnership with the Howard Florey Institute to assist our discovery of drugs to effectively and safely treat epilepsy.

Our Chairman has already spoken about the importance of people in growing the value of our Company and he has also outlined the relatively strong financial position of the Company. I will talk about the "engine room" of our Company – our R&D programs..... and the

patents that flow from that "engine room" which are so vital to the formation of partnerships for therapeutic and diagnostic product development.

Bionomics' R&D programs in epilepsy, breast cancer and cancer related blood vessel growth or angiogenesis achieved a series of major milestones during the year which saw the Company strengthen its intellectual property position to a total of 34 patent applications in various stages of international examination.

EPILEPSY

The "crown jewels" of Bionomics are the many discoveries in epilepsy made in collaboration, with The University of Melbourne and the Women's and Children's Hospital, which have not only advanced the understanding of the causes of epilepsy - an achievement of great scientific importance - but has also provided the impetus for Bionomics epilepsy drug discovery program and the potential for specific diagnostic tests for different forms of epilepsy to be developed.

Amongst the milestone achievements of our epilepsy researchers in 2002/2003 were:

1. Development of the first animal model of human inherited epilepsy. The development of this model is a major advance in both scientific and medical terms as it provides unequivocal evidence that the human gene "knockin" causes epilepsy. This mouse which carries a variant of the GABA receptor found in people with epilepsy has seizures which are triggered by loud noises such as a hand clap or the jangling of car keys. We will use this unique mouse model to attract pharmaceutical partners and in our own drug discovery. Because it so closely mimics the human condition it is likely to be an extremely valuable aid to drug discovery and development.

Dr Steve Petrou, our VP CNS Research working at the Howard Florey Institute and in close association with Professor Burt Sachman at the Max Planck Institute in Heidelberg, Germany has developed sophisticated microelectronic equipment for studying these mice. Again, this is a capability we anticipate will contribute strongly to the testing of new drugs to treat epilepsy.

This mouse model and other epilepsy models which will be rolled out over the coming months are core components of our ionX® platform and represent significant milestone achievements.

2. In our clinical program approximately 300 epilepsy patient samples were screened – a significant result was the discovery of the first gene associated with a common form of epilepsy - photosensitive epilepsy.

The clinical studies undertaken by Bionomics and its' collaborators have been amongst the largest studies undertaken in the world and have enabled us to create a pharmacogenomics database linking genetic information with treatment outcomes. This valuable resource will help future evaluation of drugs in patients and the development of diagnostics.

In the first quarter of 2004 we anticipate the completion of another clinical study of 100+ patients with Severe Myoclonic Epilepsy of Infancy (SMEI). This study will be the largest single study of patients with this form of epilepsy undertaken to date and a positive outcome will assist the development of molecular diagnostic tests.

Significantly the achievement of these R&D milestones in our epilepsy program and the milestones set for 2004 are in close alignment with our business plan. Our focus in 2004 will be to build on these research achievements to generate further

commercialization via licensing activities with appropriate global partners.

The key to these commercialization opportunities and the new treatments and diagnostic products for epilepsy is Bionomics' intellectual property around ion channels. These molecules regulate the flow of electrical current in the brain. This schematic illustrates the activation of the GABA receptor by GABA, allowing the flow of chloride ions through the channel. The GABA receptor will be the initial focus of our drug discovery program.

Bionomics now has a total of 26 patent applications in various phases of international review arising from its epilepsy research program. These applications include the diagnostic tests for epilepsy currently under development – and indeed we were very pleased to be able to announce to the market this morning the progress of a patent application covering mutations in a brain sodium channel gene. The advance of this patent filing further highlights our commitment to the ionX® platform.

BREAST CANCER, ANGIOGENESIS

Our second "engine room" is our research in cancer – breast cancer and cancer related blood vessel growth.

This year saw the successful implementation of RNAi technology for gene and drug target validation and our investment in DNA microarray technology come to fruition through the identification of over 400 genes in our breast cancer program. Our work on the breast cancer genes BNO 64, BNO 1 and BNO 229 continued and we were able to progress patent filings on these genes into major world markets. We also identified diagnostic commercialization opportunities for BNO 1 and BNO 64 which we will seek to progress in 2004.

Our interests in cancer blood vessel growth continue to expand – our patent portfolio in this area now covers 163 new genes associated with blood vessel growth.

Our name for this "engine" is Angene™ – and like our ionX® "engine" it is built on gene discoveries as well as cell and animal models – the fuel needed to drive this "engine" for the discovery of drugs to treat cancer.

The outcomes of the collaboration with Johnson & Johnson provided validation of the Angene™ platform. Our collaboration with

the Danish antibody company Genmab A/S continues with the aim of generating monoclonal antibodies directed to Angene™ targets to treat various forms of cancer and we hope to provide updates on the progress of this collaboration during 2004.

BUSINESS AND CORPORATE HIGHLIGHTS

Not only has Bionomics made progress in its' R&D – our business and corporate development activities made solid progress throughout the year. Notable amongst our achievements were:

1. Our Collaboration and License Agreement with Nanogen Inc. This commercial relationship aims to develop and market gene based diagnostic tests for epilepsy....particularly for forms of epilepsy suffered by children. It is anticipated that these tests will provide rapid and accurate diagnosis of epilepsy and lead ultimately to more successful treatment of this serious condition. Under our arrangements with Nanogen, Bionomics receives R&D support, as well as future milestone payments and royalties on product sales.

2. Our drug discovery program was initiated with the award of an R&D START grant of $2.9 million. With this funding and the

funding contributed by shareholders in the April 2003 Share Purchase Plan Bionomics is aiming to discover molecules which act at the GABA receptor. The GABA receptor is at the top of a major pathway controlling response to electrical stimulation in the brain which may lead Bionomics into other therapeutic indications such as schizophrenia, anxiety and migraine as well as epilepsy.

THE BIONOMICS SCORECARD

We are committed to the achievement of our objectives both in our corporate activities and in our R & D programs. Bionomics has a very healthy scorecard which reflects a year of substantial progress.

POST JUNE 30 UPDATE

Ladies and Gentlemen:

I'm pleased to also be able to update you on more recent and positive developments in the Company's progress. Since the June 30 balance date the Company has made further progress.

- Further expansion of our diagnostic product intellectual property through new patent filings in the areas of breast cancer and epilepsy.
    - The breast cancer diagnostic patent filing describes a new method of determining the prognosis of early stage breast cancer. This new diagnostic method also incorporates BNO 64.
    - In epilepsy we are now building a pipeline of diagnostic methods we are working on bringing to the market with our commercial collaborators.

- The identification of a gene associated with photosensitive epilepsy, a form of epilepsy in which seizures are triggered by flickering light, which mainly affects children aged between 5 and 15 years. Bionomics and its collaborators are continuing to be successful in correlating genes with particular forms of epilepsy and using this information to develop diagnostic methods which may help clinicians diagnose and treat epilepsy more effectively.
- Bionomics research has been published in influential scientific journals. September saw the publication of a clinical study in babies with severe epilepsy. In addition to increasing our understanding of the causes of epilepsy such studies also

provide a valuable foundation for Bionomics ionX®-driven diagnostic product development program.

OUTLOOK

In conclusion Shareholders I am pleased to report that Bionomics is powering ahead in our efforts to increase the value of our ionX® and Angene™ platforms.

Our goals in 2004 will be to develop our therapeutic and diagnostic intellectual property; and to form relationships with relevant partners around this intellectual property.

The Bionomics' research engine has created a solid pipeline from gene to drug discovery and diagnostic product opportunities to realise these objectives through partnerships. Our corporate development is focussed on building a critical mass within Bionomics – in our pipeline, our people and our financial resources - and in line with this strategy we have a number of initiatives under active evaluation with the aim of achieving this critical mass.

Thank you once again for your time here today. We appreciate your support, this support has been essential to the creation of

Bionomics as it is today – a leader in the discovery of genes associated with epilepsy and cancer. We hope that you will continue in partnership with us as we begin our exciting journey towards therapeutic product discovery – including new drugs to treat epilepsy. As you will hear from Dr Henney – cash, talent and product opportunities are the keys to building a successful biotechnology company. We will continue to focus on those attributes as the keys to success in building Bionomics.

I look forward to reporting further progress to you during the coming year.

I will hand over now to Dr Henney – what Chris doesn't know about biotech isn't worth knowing.

Dr Henney is a renowned biotech executive. He co-founded Immunex Corporation, well known for its anti-TNF drug Enbrel, and he also co-founded Icos Corporation which is capitalised at over US$5billion. His third company Dendreon Corporation of which he is Executive Chairman, is developing a new treatment for prostate cancer.


with an eye to the future
Annual General Meeting
November 2003
Bionomics Limited


with an eye to the future
Dr Deborah Rathjen
CEO ADDRESS
November 2003
Bionomics Limited


Research and Development Report
epilepsy
breast cancer
angiogenesis
Bionomics


Research Achievements
• Mouse model of epilepsy
• Australian and International collaborations
– Howard Florey, Melbourne
– Max Planck Institute, Germany
Bionomics


Research Achievements
• Clinical program
– 300 patients with epilepsy screened
– Resulted in the identification of a gene responsible for photosensitive epilepsy
– Pharmacogenomics database established which links genetic information with treatment outcomes
Bionomics


ionX® - ion channels are the key to better drug treatments and new diagnostic tests
Bionomics


Research Achievements
• Identified and validated novel breast cancer genes and drug targets
– RNAi technology for validation
– DNA microarray identified >400 genes
• Intellectual property – BNO 1, BNO 64 and BNO 229 gene patents advanced to international examination in major markets
Bionomics


Research Achievements
163
317
44
119
133
Known genes not previously associated with angiogenesis
Known genes previously associated with angiogenesis
Characterised genes
Bionomics

Business and Corporate Highlights

- Epilepsy diagnostic product collaboration and license agreement with Nanogen Inc.
- $2.87 million R&D Start grant for epilepsy drug discovery based on ionX® drug discovery platform.

Bionomics Limited

Bionomics Scorecard 2002-2003

CORPORATE OBJECTIVES		RESULTS
Support and build further partnerships to translate gene discoveries into therapeutic and diagnostic products		October 2002 saw Bionomics collaborate with San Diego based Nanogen, Inc. to develop worlds first molecular diagnostic test for epilepsy.
Attract capital to build internal drug discovery in order to maximise the value to shareholders		$2.87 million R&D START Grant over two years was announced in 2003 enabling Bionomics to leverage assets of the epilepsy program to identify prospective new treatments. Shareholders contribute $1.25 million in equity capital.

Bionomics Limited

Bionomics Scorecard 2002-2003

R&D OBJECTIVES Epilepsy Program	RESULTS
Complete studies to ensure epilepsy ion channel targets are drug discovery ready	World first animal model expressing a gene associated with epilepsy available for study and drug development. Electrophysiological characterisation of key ion channel mutants associated with epilepsy.
Identify non-ion channel drug targets for the development of anti-epileptic drugs	Non-ion gene identified as a candidate gene causing epilepsy.

Bionomics Limited

Bionomics Scorecard 2002-2003

R&D OBJECTIVES Angiogenesis Program	RESULTS
Identify and validate drug targets for treatment associated with inappropriate angiogenesis	163 genes identified. Tools and assay systems were developed to validate genes as drug targets.
Identify and select human monoclonal antibodies for further developments	Antigen generation has progressed well – functional data is now being generated.
Achieve milestones under our Johnson & Johnson Research Pty Ltd agreements	A strong concordance between Johnson & Johnson Research Pty Ltd and Bionomics data was reached, confirming modulation of angiogenesis.

Bionomics Limited


Bionomics Scorecard 2002-2003
R&D OBJECTIVES
Breast Cancer Program
RESULTS
Identify and validate breast cancer genes and drug targets
Tumour suppressor gene candidates have been identified and are being evaluated.
412 genes found worthy of further analysis.
Proteins discovered that interact with candidate tumour suppressor gene identified by Bionomics.
Validate BNO64 as a breast cancer tumour suppressor gene and obtain data supporting the use of BNO64 as a diagnostic/prognostic marker of breast cancer
Experimental data suggests BNO64 may be a tumour suppressor gene.
Low expression of BNO64 by normal breast cells present technical barriers to understanding its role as a diagnostic/prognostic marker.
Bionomics Limited


Significant events since June 30
• Epilepsy and breast cancer diagnostic product intellectual property expanded
• Identification of a gene associated with photosensitive epilepsy
• Publication of clinical study of epilepsy in infants in the scientific journal "Neurology"
Bionomics Limited


Powerful Research Engine to Deliver Commercial Products
Genes and Drug Targets
Epilepsy
Breast Cancer
Cancer Angiogenesis
Drug Discovery
Epilepsy
Cancer Angiogenesis
Diagnostic Tests
Epilepsy
Breast Cancer
IonX® and Angene™
Bionomics Limited


with an eye to the future
Commercializing gene discoveries to revolutionize medical treatments
Bionomics Limited


with an eye to the future
Dr Christopher Henney
Annual General Meeting
November 2003
Bionomics
Limited


• What makes a successful biotech company?
• What do great companies have in common?
Bionomics
Limited

What is a Successful Company?

- One that gives a good return to shareholders
- One that is well regarded within the industry and within the community
- One that is [illegible] where staff are proud to work

Economics Limited

Characteristics of Successful Companies

- Survivors
- Enjoy continued access to capital
- Excellent [illegible]
- Manage[illegible]
- [illegible]
- Products [illegible]

[illegible] Limited

Issues for Australia

- Companies: Too small / Too many
- Undercapitalised
- Inexperienced managers / Shortage of scientists [illegible]
- Culture / [illegible]

[illegible] Limited

Aggreg[illegible]

- Talent / tec[illegible]
- Cash
- [illegible]

[illegible] Limited



Bionomics Limited

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2003
WASH. D.C. 155

6 November 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

<u>Re: Bionomics Limited - File number 82-34682</u>

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

BIONOMICS LIMITED
ABN: 53 075 582 740

ASX RELEASE
6 November 2003

Notice of outcome in respect of resolutions put to Annual General Meeting held at 10.30am 6 November 2003.

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 2 to 4 inclusive) considered before the meeting today.

With respect to Resolution 2, **re-election of Dr Christopher Henney as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	8,345,154
(ii)	The proxy is to vote against the resolution	8,833
(iii)	The proxy is to abstain on the resolution	5,486
(iv)	The proxy may vote at the proxy's discretion	797,289

With respect to Resolution 2, **re-election of Mr Peter Maddern as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	8,126,822
(ii)	The proxy is to vote against the resolution	227,165
(iii)	The proxy is to abstain on the resolution	5,486
(iv)	The proxy may vote at the proxy's discretion	797,289

With respect to Resolution 3, **approval of the issue of shares to Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	7,845,624
(ii)	The proxy is to vote against the resolution	258,861
(iii)	The proxy is to abstain on the resolution	18,500
(iv)	The proxy may vote at the proxy's discretion	585,790

With respect to Resolution 4, **approval of the Issue of Shares made on 30 April 2003**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	6,331,056
(ii)	The proxy is to vote against the resolution	142,081
(iii)	The proxy is to abstain on the resolution	72,733
(iv)	The proxy may vote at the proxy's discretion	404,790

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 25 September 2003.

This notice is given in accordance with ASX Listing Rule 3.13.2.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED

Bionomics Limited

6 November 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH. D.C.

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
6 November 2003

PROGRESSION OF BIONOMICS' EPILEPSY PATENT APPLICATION

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that a cornerstone of its' ionX® drug discovery platform – a patent application covering mutations in the brain sodium channel gene known as SCN1B - has progressed to the next phase of international prosecution. Successful completion of this phase enables the granting of the patent in key markets.

Sodium channels are key players in the nervous system and are required to generate electrical excitation in the brain. They are, therefore, targets for the action of drugs in disorders such as epilepsy. Bionomics was the first to identify epilepsy-associated mutations in the SCN1B sodium channel gene.

"A number of current anti-epileptic drugs target sodium channels demonstrating the utility of these channels in drug screening," said Dr Steven Petrou, Bionomics' VP CNS Research. "What is unique to Bionomics is the identification of specific mutations in sodium channels linked to the disorder. Use of these mutant channels for drug screening holds the key to novel screening approaches for the discovery of more specific anti-epileptic drugs."

Epilepsy is one of the most common brain disorders in the general population. Epilepsy affects over 7 million people in the seven major pharmaceutical markets worldwide, and the global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003. The epilepsy market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy therefore represents a disease area of high unmet medical need.

"Bionomics' progression of this patent application into key markets highlights our commitment to the ionX® platform and the intellectual property that forms the foundation of the platform," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics. "Our proprietary gene mutations in epilepsy provide an opportunity to identify new classes of anti-epileptic drugs for the more common forms of this disease in order to fulfill the unmet need of many epilepsy patients."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and

angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website www.bionomics.com.au